Exhibit 99.1

BioNTech Announces Strategic Transaction to Acquire CureVac
in Public Exchange Offer

•	Acquisition will strengthen the research, development, manufacturing and commercialization of mRNA-based cancer immunotherapy candidates, marking BioNTech’s next key milestone in the execution of its oncology strategy
•	Acquisition of CureVac will complement BioNTech’s capabilities and proprietary technologies in mRNA design, delivery formulations, and mRNA manufacturing
•	Public exchange offer for all shares of CureVac where each share of CureVac will be exchanged for approx. $5.46 in BioNTech American Depositary Shares (“ADSs”), representing a premium of 55% to CureVac’s three-month volume weighted average price of approx. $3.53 as of June 11, 2025
•	All-stock acquisition has potential to create long-term value for both companies’ shareholders given their complementary capabilities, focus on mRNA innovation, and shared vision
•	Transaction is supported by CureVac’s major shareholder dievini Hopp BioTech holding GmbH & Co. KG and certain of its affiliates and expected to close in 2025

MAINZ and TÜBINGEN, Germany, June 12, 2025 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech”) and CureVac N.V. (Nasdaq: CVAC, “CureVac”) today announced that they have entered into a definitive Purchase Agreement pursuant to which BioNTech intends to acquire all of the shares of CureVac, a clinical-stage biotech company developing a novel class of transformative medicines in oncology and infectious diseases based on messenger ribonucleic acid (“mRNA”). The all-stock transaction will bring together two highly complementary companies based in Germany and will build on BioNTech’s proven track record and established position in the global mRNA industry.

With the acquisition, BioNTech aims to strengthen the research, development, manufacturing, and commercialization of investigational mRNA-based cancer immunotherapy. The strategic transaction will complement BioNTech’s capabilities and proprietary technologies in mRNA design, delivery formulations, and mRNA manufacturing. For BioNTech, this transaction marks the next milestone in the execution of its oncology strategy which focuses on two pan-tumor programs, mRNA-based cancer immunotherapy candidates, and BNT327, a PD-L1xVEGF-A bispecific antibody candidate.

Under the terms of the Purchase Agreement, each CureVac share will be exchanged for approx. $5.46 in BioNTech ADSs, resulting in an implied aggregate equity value for CureVac of approx. $1.25 billion (subject to the adjustments described below). The consideration is subject to a collar mechanism, such that if the 10-day volume weighted average price of the BioNTech ADSs ending on the fifth business day prior to the closing of the offer (“VWAP”) exceeds $126.55, the exchange ratio would be 0.04318, and if the VWAP is lower than $84.37, the exchange ratio would be 0.06476. Upon closing of the transaction, CureVac shareholders are expected to own between 4% and 6% of BioNTech.

“This transaction is another building block in BioNTech’s oncology strategy and an investment in the future of cancer medicine,” said Prof. Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “We intend to bring together complementary capabilities and leverage technologies with the goal of advancing the development of innovative and transformative cancer treatments and establishing new standards of care for various types of cancer in the coming years.”

“To me, this transaction is more than a business decision, it represents a shared commitment to leverage the full potential of mRNA as a disruptive technology to develop transformative therapies with greater scale and speed,” said Dr. Alexander Zehnder, CEO of CureVac. “For more than two decades, both companies have operated with related ambitions, often tackling challenges from different angles. This transaction aims at combining complementary scientific capabilities, proprietary technologies, and manufacturing expertise in the mRNA field under one roof.”

BioNTech will start preparing an integration plan in alignment with BioNTech’s ongoing group-wide transformation. Following the closing of the transaction, CureVac’s operating subsidiary will become a wholly owned subsidiary of BioNTech. As part of this plan, BioNTech will integrate CureVac’s state-of-the-art research and manufacturing site in Tübingen.

BioNTech’s all-stock acquisition of CureVac is expected to create long-term value for shareholders of both companies, building on BioNTech’s proven track record in mRNA research, development, manufacturing, and commercialization, in particular the COVID-19 vaccine, which was developed in collaboration with Pfizer Inc. and marked the first approved mRNA product in the history of medicine. Based on BioNTech’s strong financial position with €15.9 billion in cash, cash equivalents and security investments as of March 31, 2025, its global presence, late-stage clinical pipeline, and sustained investment in mRNA research across a broad range of solid tumor types, the acquisition positions the company to accelerate and broaden the development of mRNA-based medicines for patients in need.

Following the closing of the exchange offer BioNTech and CureVac will effectuate a corporate reorganization of CureVac and its subsidiaries, resulting in BioNTech owning 100% of CureVac’s business and interests in CureVac and its subsidiaries. As part of this corporate reorganization, CureVac shareholders who do not tender their shares in the exchange offer will receive the same consideration received for each CureVac share tendered in the exchange offer (without interest and subject to applicable withholding taxes). An extraordinary general meeting of CureVac’s shareholders will be convened in connection with the exchange offer to adopt, among other things, certain resolutions relating to the transaction.

The transaction was unanimously approved by both BioNTech’s and CureVac’s management and supervisory boards. The transaction, which is expected to close in 2025, is subject to the satisfaction of customary closing conditions, including a minimum acceptance threshold of at least 80% of CureVac's shares (which threshold may be reduced to 75% unilaterally by BioNTech under certain circumstances) and required regulatory approvals.

Certain shareholders of CureVac representing 36.76% of CureVac’s shares, including dievini Hopp BioTech holding GmbH & Co. KG and certain of its affiliates and all members of CureVac’s management and supervisory boards, have entered into tender and support agreements, pursuant to which they have agreed, among other things, and subject to the terms and conditions of such agreements, to tender their shares in the exchange offer and to vote in favor of the resolutions relating to the transaction at the CureVac extraordinary general meeting to be held in connection with the transaction. In addition, the German Federal government has confirmed to generally have a positive view of the transaction. BioNTech therefore assumes that Kreditanstalt für Wiederaufbau – which holds 13.32% of the shares in CureVac on behalf of the Federal Republic of Germany – will support the transaction by tendering its shares in CureVac. As a result, BioNTech expects to have contractual commitments to support the transaction from shareholders of CureVac representing a total of 50.08% of CureVac shares towards the 80% minimum condition required under the exchange offer.

Covington & Burling LLP, Hengeler Mueller Partnerschaft von Rechtsanwälten mbB and Loyens & Loeff N.V. served as legal counsel to BioNTech. Skadden, Arps, Slate, Meagher & Flom LLP and NautaDutilh N.V. served as legal counsel to CureVac. PJT Partners served as exclusive financial advisor to BioNTech. Goldman Sachs Bank Europe SE served as exclusive financial advisor to CureVac.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. CureVac’s mRNA platform incorporates a series of novel technologies, designed to improve the efficacy, safety and cost-effectiveness of mRNA therapeutics aimed at resulting in enhanced immune responses at lower doses. Additionally, CureVac has developed LNPs, which have been optimized for indication specific use across infectious diseases and oncology. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that aim to enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S.

Further information can be found at www.CureVac.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the ability of BioNTech and CureVac to complete the transactions contemplated by the Purchase Agreement (including the parties’ ability to satisfy the conditions to the consummation of the exchange offer contemplated thereby and the other conditions set forth in the Purchase Agreement), the expected timetable for completing the transactions, the benefits sought to be achieved in the proposed transactions, the potential and capacity of BioNTech following the transaction and the potential effects of the proposed transactions on BioNTech and CureVac. Many of these risks and uncertainties are beyond the control of BioNTech or CureVac. Investors are cautioned that any such forward-looking statements are based on BioNTech’s or CureVac’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the exchange offer and the subsequent corporate reorganization of CureVac; uncertainties as to how many of CureVac’s shareholders will tender their shares in the exchange offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the exchange offer and the transactions contemplated by the Purchase Agreement may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the announcement and pendency of the transactions on BioNTech’s and/or CureVac’s business, including their relationships with employees, business partners or governmental entities; the risk that the exchange offer or the other transactions contemplated by the Purchase Agreement may be more expensive to complete than anticipated; the risk that litigation in connection with the exchange offer or the other transactions contemplated by the Purchase Agreement may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the exchange offer, the other transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

Neither BioNTech nor CureVac undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in BioNTech’s and CureVac’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the U.S. Securities and Exchange Commission (the “SEC”), available on the SEC’s website at www.sec.gov.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, BioNTech intends to file a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), including an offer to exchange/prospectus to register, under the Securities Act of 1933, as amended, the issuance of BioNTech’s American Depositary Shares (“ADSs”) pursuant to the exchange offer. In addition, BioNTech intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”), which will include, as exhibits, the offer to exchange/prospectus, a form of letter of transmittal and other customary ancillary documents, with the SEC and soon thereafter CureVac intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the common shares of CureVac referred to in this document has not yet commenced. The solicitation and offer to purchase CureVac’s common shares will only be made pursuant to the Schedule TO and related exchange offer/prospectus. This material is not a substitute for the offer to exchange/prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac may file with the SEC and send to CureVac’s shareholders in connection with the proposed transactions.

With respect to the public offering of BioNTech ADSs to CureVac shareholders in Germany and in any other member state of the European Economic Area, this document is an advertisement for the purposes of the prospectus regulation EU 2017/1129, as amended. It does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus which will be available free of charge, together with the relevant translation(s) of the summary, from BioNTech's website (www.BioNTech.com). The approval of the securities prospectus by the German Federal Financial Supervisory Authority should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech. Investors in Germany and in any other member state of the European Economic Area should acquire BioNTech ADSs solely on the basis of the prospectus (including any supplements thereto, if any) relating to the BioNTech ADSs and should read the prospectus which is yet to be published (including any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

With respect to the public offering of BioNTech ADSs to CureVac shareholders in the United Kingdom (the “UK”), BioNTech will publish a UK prospectus exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the UK prospectus exemption document which will be available free of charge from BioNTech’s website (www.BioNTech.com). Investors in the UK should acquire BioNTech ADSs solely on the basis of the UK prospectus exemption document (including any supplements thereto, if any) relating to the BioNTech ADSs and should read the UK prospectus exemption document which is yet to be published (including any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER/PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors will be able to obtain free copies of the Registration Statement, exchange offer/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC (when they become available) at www.sec.gov, the SEC's website, or free of charge from BioNTech's website (www.BioNTech.com) or by contacting BioNTech’s Investor Relations Department at investors@biontech.de. These documents are also available free of charge from CureVac’s website (www.curevac.com) or by contacting CureVac's Investor Relations Department at communications@curevac.com.

CONTACTS

BioNTech:

Investor Relations
Douglas Maffei, PhD
Investors@BioNTech.de

Media Relations
Jasmina Alatovic
Media@BioNTech.de

CureVac:

Media and Investor Relations
communications@CureVac.com